UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Taylor Morrison Home Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

87724P106
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87724P106	Page 2 of 14 Pages
SCHEDULE 13G

1	NAME OF REPORTING PERSON JHI Holding Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 604,448 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 604,448 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,448 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (2)(3)
12	TYPE OF REPORTING PERSON PN

(1)  JHI Holding Limited Partnership ("JHI") is the direct owner of 604,448 common partnership units of TMM Holdings II Limited Partnership (“New TMM Units”) and an equal number of shares of Class B Common Stock of the Issuer (“Class B Shares”).  Pursuant to the terms of the Exchange Agreement (as defined below), a holder of New TMM Units may exchange such New TMM Units (along with an equal number of its Class B Shares), at any time for shares of Class A Common Stock of the Issuer (“Class A Shares” and, together with the Class B Shares, the “Common Stock”) on a one-for-one basis.  The sole limited partner of JHI is JSH Investment Corporation and the general partner of JHI is JHI Advisory Ltd.  The sole shareholder of JHI Advisory Ltd. is JH Investments Inc.  Joe S. Houssian is the sole shareholder of JH Investments Inc. and the sole director of JHI Advisory Ltd., JSH Investment Corporation and JH Investments Inc.

(2) Except as otherwise set forth in footnote 3 below or in Item 8 herein, all calculations of percentage ownership herein are based on an aggregate of 33,462,248 Class A Shares, consisting of (i) 32,857,800 Class A Shares issued

CUSIP No. 87724P106	Page 3 of 14 Pages
SCHEDULE 13G

and outstanding as of November 13, 2013, as reported on the Form 10-Q filed with the Securities and Exchange Commission by the Issuer on such date (the “Form 10-Q”), and (ii) 604,448  New TMM Units (along with 604,448 Class B Shares) directly held by JHI, assuming that all of the New TMM Units (along with all of the Class B Shares) beneficially owned by the Reporting Persons are converted into Class A Shares at the ratio of one Class A Share per one New TMM Unit and Class B Share.

(3)  As described in Item 8 herein, as a result of JHI being a party to the Stockholders Agreement (as defined herein), the Reporting Persons may be deemed to be members of a group with the TPG Investor (as defined herein) and the OCM Investor (as defined herein).  The Reporting Persons believe that the TPG Investor owns 43,595,623 New TMM Units and Class B Shares and the OCM Investor also owns 43,595,623 New TMM Units and Class B Shares.  Pursuant to the Stockholders Agreement, the OCM Investor and the TPG Investor have agreed, among other things, to vote their shares of Common Stock for each other’s board nominees as well as one board nominee of JHI, although JHI is not subject to any such voting requirements.  As a result, the Reporting Persons may be deemed to have beneficial ownership of the Common Stock owned by the TPG Investor and the OCM Investor.  If the Reporting Persons are deemed to be members of a group with the TPG Investor and the OCM Investor as a result of the Stockholders Agreement, the Reporting Persons may be deemed to beneficially own an additional 87,191,246 Class A Shares that would be issued to the TPG Investor and the OCM Investor upon exchange of all of their New TMM Units.  The aggregate beneficial ownership of the Reporting Persons would be 87,795,694 Class A Shares out of a total of 120,653,494 outstanding Class A Shares (consisting of 32,857,800 Class A Shares outstanding that are not beneficially owned by the Reporting Persons, the TPG Investor or the OCM Investor as set forth on the Form 10-Q and assuming that all of the New TMM Units (along with all of the Class B Shares) beneficially owned by the Reporting Persons, the TPG Investor and the OCM Investor are converted into Class A Shares), or 72.8%.  Each Reporting Person hereby expressly disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest in those shares directly held by JHI.

CUSIP No. 87724P106	Page 4 of 14 Pages
SCHEDULE 13G

1	NAME OF REPORTING PERSON JSH Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 604,448 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 604,448 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,448 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON CO

 (1)  Solely in its capacity as the sole limited partner of JHI Holding Limited Partnership.

CUSIP No. 87724P106	Page 5 of 14 Pages
SCHEDULE 13G

1	NAME OF REPORTING PERSON JHI Advisory Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 604,448 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 604,448 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,448 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON CO

 (1)  Solely in its capacity as the general partner of JHI Holding Limited Partnership.

CUSIP No. 87724P106	Page 6 of 14 Pages
SCHEDULE 13G

1	NAME OF REPORTING PERSON JH Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 604,448 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 604,448 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,448 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON CO

 (1)  Solely in its capacity as the sole shareholder of JHI Advisory Ltd.

CUSIP No. 87724P106	Page 7 of 14 Pages
SCHEDULE 13G

1	NAME OF REPORTING PERSON Joe S. Houssian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 604,448 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 604,448 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,448 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON IN

(1)  Solely in his capacity as the sole shareholder of JH Investments Inc. and the sole director of JHI Advisory Ltd., JSH Investment Corporation and JH Investments Inc.

CUSIP No. 87724P106	Page 8 of 14 Pages
SCHEDULE 13G

ITEM 1.	(a)	Name of Issuer:
Taylor Morrison Home Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices:
4900 N. Scottsdale Road, Suite 2000, Scottsdale, AZ 85251

ITEM 2.	(a)-(c)	Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1) JHI Holding Limited Partnership, a British Columbia limited partnership (“JHI”), in its capacity as the direct owner of 604,448 New TMM Units and 604,448 Class B Shares;
(2) JSH Investment Corporation, a British Columbia corporation, in its capacity as the sole limited partner of JHI;
(3) JHI Advisory Ltd., a British Columbia corporation, in its capacity as the general partner of JHI;
(4) JH Investments Inc., a British Columbia corporation, it is capacity as the sole shareholder of JHI Advisory Ltd.; and
(5) Joe S. Houssian, a Canadian citizen, in his capacity as the sole shareholder of JH Investments Inc. and the sole director of JHI Advisory Ltd., JSH Investment Corporation and JH Investments Inc.;

The principal business address of each of the Reporting Persons is 3260 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

	(d)	Title of Class of Securities:
Class A Common Stock, par value $0.00001 per share (the “Class A Shares”)

	(e)	CUSIP Number:
87724P106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

	(a)-(c)	Amount beneficially owned, percent of class, number of shares as to which each person has sole or shared power to vote or direct the vote; sole or share power to dispose or direct the disposition of:

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective

CUSIP No. 87724P106	Page 9 of 14 Pages
SCHEDULE 13G

cover pages to this Section 13G are incorporated herein by reference.

By virtue of the relationships described in Item 2 above as well as the arrangements pursuant to the Stockholders Agreement described in Item 8 below, each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the securities deemed to be held directly by JHI.

(1)
JHI is the direct owner of 604,448 New TMM Units (along with a corresponding number of Class B Shares), which, pursuant to the terms of the Exchange Agreement, dated April 9, 2013, by and among the Issuer, TMM Holdings II Limited Partnership and certain holders of New TMM Units and Class B Shares party thereto (the “Exchange Agreement”), may be exchanged (along with a corresponding number of Class B Shares) for Class A Shares on a one-for-one basis.  The form of Exchange Agreement is filed as Exhibit 10.5 to Amendment No. 5 to the Issuer’s Registration Statement on Form S-1, File No. 333-185269, filed with the Securities and Exchange Commission on April 4, 2013 and is hereby incorporated by reference.  The foregoing summary is qualified in its entirety by the terms thereof.  Such New TMM Units (along with a corresponding number of Class B Shares) would be exchangeable for 604,448 Class A Shares, which would constitute 1.8% of the Issuer’s outstanding Class A Shares (based on 32,857,800 Class A Shares outstanding that are not beneficially owned by the Reporting Persons as set forth on the Form 10-Q and assuming that all of the New TMM Units (along with all of the Class B Shares) beneficially owned by the Reporting Persons are converted into Class A Shares).

As described in Item 8 herein, the Reporting Persons believe that the TPG Investor owns 43,595,623 New TMM Units and Class B Shares and the OCM Investor also owns 43,595,623 New TMM Units and Class B Shares.  Pursuant to the Stockholders Agreement, the OCM Investor and the TPG Investor have agreed, among other things, to vote their shares of Common Stock for each other’s board nominees as well as one board nominee of JHI, although JHI is not subject to any such voting requirements.  As a result, the Reporting Persons may be deemed to have beneficial ownership of the Common Stock owned by the TPG Investor and the OCM Investor.  If the Reporting Persons are deemed to be members of a group with the TPG Investor and the OCM Investor as a result of the Stockholders Agreement, the Reporting Persons may be deemed to beneficially own an additional 87,191,246 Class A Shares that would be issued to the TPG Investor and the OCM Investor upon exchange of all of their New TMM Units.  The aggregate beneficial ownership of the Reporting Persons would be 87,795,694 Class A Shares out of a total of 120,653,494 outstanding Class A Shares (consisting of 32,857,800 Class A Shares outstanding that are not beneficially owned by the Reporting Persons, the TPG Investor or the OCM Investor as set forth on the Form 10-Q and assuming that all of the New TMM Units (along with all of the Class B Shares) beneficially owned by the Reporting Persons, the TPG Investor and the OCM Investor are converted into Class A Shares), or 72.8%.  Each Reporting Person hereby expressly disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest in those shares directly held by JHI.

(2)	The sole limited partner of JHI is JSH Investment Corporation and the general partner of JHI is JHI Advisory Ltd. The sole shareholder of JHI Advisory Ltd. is JH Investments Inc. The sole shareholder of JH Investments Inc. is Joe S. Houssian. Joe S. Houssian is the sole director of JHI Advisory Ltd., JSH Investment Corporation and JH Investments Inc. Therefore all of the foregoing may be deemed to have indirect beneficial ownership of the securities directly held by JHI.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Class A Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

CUSIP No. 87724P106	Page 10 of 14 Pages
SCHEDULE 13G

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The information for forth on Item 2 and Item 4 above is incorporated herein by reference.

On April 9, 2013, in connection with the initial public offering (the “IPO”) of the Issuer, the Issuer entered into a Stockholders Agreement (the “Stockholders Agreement”) with OCM TMM Holdings II, L.P. (the “OCM Investor”), TPG TMM Holdings II, L.P. (the “TPG Investor” and, together with OCM TMM Holdings, the “Investors”) and JHI Holding Limited Partnership (together with its affiliates party to the Stockholders Agreement, “JHI”).

Pursuant to the Stockholders Agreement, for so long as the TPG Investor or the OCM Investor owns at least 50% of the shares of the Issuer’s Common Stock held by it following the IPO, such Investor will be entitled to nominate three directors to serve on the Board of Directors of the Issuer. When an Investor owns less than 50% but at least 10% of the shares of Common Stock held by it following the IPO, such Investor will be entitled to nominate two directors. Thereafter, an Investor  will be entitled to nominate one director so long as it owns at least 5% of the shares of Common Stock held by it following the IPO. To the extent permitted under applicable regulations of the New York Stock Exchange, for so long as an Investor has the right to nominate one director, such Investor shall be entitled to have one of its nominees serve on each committee of the Board of Directors of the Issuer. In addition, for so long as JHI owns 50% of its equity interests in the TPG Investor and the OCM Investor and such Investors own at least 50% of the shares of Common Stock owned by such Investors following the IPO, JHI will be entitled to nominate one director to the Board of Directors of the Issuer. The TPG Investor has nominated three individuals to serve on the Board of Directors of the Issuer and each has been elected.  The OCM Investor has nominated three individuals to serve on the Board of Directors of the Issuer and each has been elected.  JHI has nominated one individual to serve on the Board of Directors of the Issuer and such individual has been elected.

Under the Stockholders Agreement, each of the OCM Investor and the TPG Investor has agreed to vote all shares held by it in favor of the directors nominated under the terms of the Stockholders Agreement.

In addition, the Stockholders Agreement provides that Requisite Investor Approval (as defined below) must be obtained before the Issuer is permitted to take the any of the following actions:

● consummating certain actions that would result in a change of control of the Issuer;
● acquisitions or dispositions by the Issuer or any of its subsidiaries of assets (including land) valued at more than $50.0 million;

CUSIP No. 87724P106	Page 11 of 14 Pages
SCHEDULE 13G

	●	incurrence by the Issuer or any of its subsidiaries of any indebtedness in an aggregate amount in excess of $50.0 million or the making of any loan in excess of $50.0 million;
	●	issuance of any equity securities of the Issuer, subject to limited exceptions (which include issuances pursuant to approved compensation plans);
	●	hiring and termination of the Issuer’s Chief Executive Officer; and
	●	certain changes to the size of the Issuer’s Board of Directors.

For purposes of the Stockholders Agreement, “Requisite Investor Approval” means, in addition to the approval of a majority vote of the Issuer’s Board of Directors, the approval of a director nominated by the TPG Investor, so long as it owns at least 50% of the Common Stock held by it at the closing of the IPO, and the approval of a director nominated by the OCM Investor, so long as it owns at least 50% of the Issuer’s Common Stock held by it at the closing of the IPO.

The Reporting Persons believe that the TPG Investor owns 43,595,623 New TMM Units and Class B Shares and the OCM Investor also owns 43,595,623 New TMM Units and Class B Shares.  Pursuant to the Stockholders Agreement, the OCM Investor and the TPG Investor have agreed, among other things, to vote their shares of Common Stock for each other’s board nominees as well as one board nominee of JHI, although JHI is not subject to any such voting requirements.  As a result, the Reporting Persons may be deemed to have beneficial ownership of the Common Stock owned by the TPG Investor and the OCM Investor.  If the Reporting Persons are deemed to be members of a group with the TPG Investor and the OCM Investor as a result of the Stockholders Agreement, the Reporting Persons may be deemed to beneficially own an additional 87,191,246 Class A Shares that would be issued to the TPG Investor and the OCM Investor upon exchange of all of their New TMM Units.  The aggregate beneficial ownership of the Reporting Persons would be 87,795,694 Class A Shares out of a total of 120,653,494 outstanding Class A Shares (consisting of 32,857,800 Class A Shares outstanding that are not beneficially owned by the Reporting Persons, the TPG Investor or the OCM Investor as set forth on the Form 10-Q and assuming that all of the New TMM Units (along with all of the Class B Shares) beneficially owned by the Reporting Persons, the TPG Investor and the OCM Investor are converted into Class A Shares), or 72.8%.  Each Reporting Person hereby expressly disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest in those shares directly held by JHI.

The form of Stockholders Agreement is filed as Exhibit 10.6 to Amendment No. 5 to the Issuer’s Registration Statement on Form S-1, File No. 333-185269, filed with the Securities and Exchange Commission on April 4, 2013 and is hereby incorporated by reference.  The foregoing summary is qualified in its entirety by the terms thereof.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

ITEM 10.	CERTIFICATIONS.
Not applicable

CUSIP No. 87724P106	Page 12 of 14 Pages
SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2014

/s/ Joe S. Houssian
Joe S. Houssian

JHI HOLDING LIMITED PARTNERSHIP
By: JHI Advisory Ltd., its General Partner

By:	/s/ Joe S. Houssian
Name: Joe S. Houssian
Title: Authorized Signatory

JSH INVESTMENT CORPORATION

By:	/s/ Joe S. Houssian
Name: Joe S. Houssian
Title: Authorized Signatory

JHI ADVISORY LTD.

By:	/s/ Joe S. Houssian
Name: Joe S. Houssian
Title: Authorized Signatory

JH INVESTMENTS INC.

By:	/s/ Joe S. Houssian
Name: Joe S. Houssian
Title: Authorized Signatory

CUSIP No. 87724P106	Page 13 of 14 Pages
SCHEDULE 13G

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).
Exhibit 2
Form of Exchange Agreement, by and among Taylor Morrison Home Corporation TMM Holdings II Limited Partnership and certain holders of New TMM Units and shares of Class B Common Stock party thereto (incorporated by reference from Exhibit 10.5 to Amendment No. 5 to Taylor Morrison Home Corporation’s Registration Statement on Form S-1, File No. 333-185269, filed on April 4, 2013).

Exhibit 3.
Form of Stockholders Agreement, by and among Taylor Morrison Home Corporation and the shareholders party thereto (incorporated by reference from Exhibit 10.6 to Amendment No. 5 to Taylor Morrison Home Corporation’s Registration Statement on Form S-1, File No. 333-185269, filed on April 4, 2013).

CUSIP No. 87724P106	Page 14 of 14 Pages
SCHEDULE 13G

EXHIBIT 1
JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of February 13, 2014.

/s/ Joe S. Houssian
Joe S. Houssian

JHI HOLDING LIMITED PARTNERSHIP
By: JHI Advisory Ltd., its General Partner

By:	/s/ Joe S. Houssian
Name: Joe S. Houssian
Title: Authorized Signatory

JSH INVESTMENT CORPORATION

By:	/s/ Joe S. Houssian
Name: Joe S. Houssian
Title: Authorized Signatory

JHI ADVISORY LTD.

By:	/s/ Joe S. Houssian
Name: Joe S. Houssian
Title: Authorized Signatory

JH INVESTMENTS INC.

By:	/s/ Joe S. Houssian
Name: Joe S. Houssian
Title: Authorized Signatory